[Letterhead of KPMG LLP]


November 5, 2003

Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for Bontex, Inc. and, under the date of August 22, 2001, except as to Note 4, which is as of September 12, 2001, we reported on the consolidated financial statements of Bontex, Inc. and subsidiaries (the "Company") as of June 30, 2001 and 2000 and for each of the three years ended June 30, 2001. On September 17, 2003, we resigned as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated October 27, 2003, and we agree with such statements, except as noted below.

We disagree with the Company's statement in the 1st paragraph of Item 4 that "KPMG did not provide any specific reason for its resignation." KPMG orally advised management of the Company that we were resigning because the Company's threat of litigation impaired our independence.

We disagree with the Company's statement in the 3rd paragraph of Item 4 that matters relating to the fraud and dishonest activities at the Company's Italian operations constituted a "disagreement" between the Company and KPMG. KPMG is not aware of any "disagreements" between KPMG and the Company and does not believe that the matters relating to the fraud and dishonest activities at the Company's Italian operations constitute a "disagreement" as that term is defined in Item 304 of Regulation S-K. To the extent that the Company's Item 4 disclosure refers to the Company's threat to assert litigation against KPMG arising out of the fraud at the Company's Italian operations, KPMG acknowledges that the Company made the threat, and KPMG advised the Company that KPMG was not aware of any basis for such litigation.

Very truly yours,

/s/ KPMG LLP